SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 30, 2005
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☑	FORM 40-F ☐
    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _______
    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CONSOLIDATED RESULTS OF OPERATIONS
CONSOLIDATED ASSETS AND LIABILITIES
INSURANCE OPERATIONS
BANKING OPERATIONS
INVESTMENT PORTFOLIO IMPAIRMENTS AND UNREALIZED LOSSES
US GAAP GOODWILL
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET Amounts in millions
CONSOLIDATED PROFIT AND LOSS ACCOUNT Amounts in millions
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS Amounts in millions
1. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND JUNE 30, 2004
2. DIFFERENCES BETWEEN IFRS AND U.S. ACCOUNTING PRINCIPLES.
SIGNATURE

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Introduction
PRESENTATION OF INFORMATION
In this Report on Form 6-K (“Form 6-K”), “ING Groep N.V.” refers to the ING holding company incorporated under the laws of the Netherlands, and references to “ING”, “ING Group”, the “Company” and the “Group” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subholdings are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively.
Unless otherwise specified or the context otherwise requires, references to “US$” and “Dollars” are to United States dollars and references to “EUR” are to euros.
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
Certain of the statements contained in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,
•	changes in general economic conditions, including in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including emerging markets,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates, including the euro/U.S. dollar exchange rate,

•	increasing levels of competition in the Netherlands, Belgium, the Rest of Europe, the United States and other markets in which we do business, including emerging markets,

•	changes in laws and regulations,

•	regulatory changes relating to the banking or insurance industries,

•	changes in the policies of central banks and/or foreign governments,

•	general competitive factors, in each case on a global, regional and/or national basis.
ING is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.
CHANGES IN PRESENTATION
ING Group applies International Financial Reporting Standards as endorsed by the European Union (“EU”). IFRS as endorsed by the EU differs from full IFRS as promulgated by the International Accounting Standards Board only in respect of IAS 39 (Financial instruments) in the following areas:
—	elimination of the option to measure non-trading financial liabilities at fair value;

—	elimination of certain restrictions concerning hedge accounting for portfolio hedges of core deposits.
ING Group adopted IFRS as endorsed by the EU (“IFRS”) as of 2005. The six months 2004 figures have been restated to comply with IFRS. However, as permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the 2004 comparatives exclude the impact of IAS 32, Financial Instruments: Disclosure and Presentation (“IAS 32”), IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) and IFRS 4, Insurance Contracts (“IFRS 4”), which were implemented starting from January 1, 2005. In the first half of 2005, IAS 32, 39 and IFRS 4 had a total positive impact of approximately EUR 80 million on the reported net profit. For the insurance operations, the standards had a positive net impact of approximately EUR 10 million, mainly due to the revaluation of non-trading derivatives, as well as prepayment penalties on mortgages and realized gains on bonds, which are no longer amortized. In the banking operations, the impact of IAS 32 and 39 was approximately EUR 70 million after tax, mainly due to unrealized results on voluntary trade assets, realized gains on the sale of bonds and higher prepayment penalties on mortgages. That was partially offset by the negative revaluation of non-trading derivatives and the asymmetrical accounting for market-making in ING bonds.
Subsequent to announcing six months 2004 results and filing of the related press release with the Dutch regulators (which press release was subsequently furnished to the SEC in a Form 6-K on August 5, 2004), but prior to the filing with the SEC of unaudited condensed consolidated financial statements at and for the six months ended June 30, 2004 in a Form 6-K on November 5, 2004, ING finalized an actuarial study of the mortality experience of ING’s individual reinsurance business in the U.S. that indicated a deficiency in reserves for such business. Accordingly, ING recognized a charge of EUR 164 million in its unaudited condensed consolidated financial statements at and for the six months ended June 30, 2004 to reflect this new information. For purposes of local reporting in the Netherlands, this charge was reported in the third quarter 2004 results as announced in a press release dated November 4, 2004. For purposes of consistency, the six months figures 2004 included in this Form 6-K are consistent with the June 30, 2004 amounts reported in the unaudited condensed consolidated financial statements included in the Form 6-K filed on November 5, 2004.
RECENT DEVELOPMENTS
On July 14, 2005 ING Group announced that ING Comercial América, the insurance company of ING in Mexico, has been notified by a local court in Mexico City about a ruling in the judicial process with regard to a civil claim involving the Mexican company Grupo Fertinal S.A. and certain affiliates. According to this ruling, regardless of the actual damage sustained that resulted in the underlying claim, Grupo Fertinal has been awarded approximately US$275 million under the policy, plus consequential damages of US$25 million. ING Comercial América is studying the ruling and intends to appeal. ING Group expects that, after the final outcome of this judicial procedure, the risk in the policy will be adequately covered by provisions taken as well as reinsurance coverage.
On April 26, 2005 the Annual General Meeting of Shareholders appointed Mr. Jan Hommen (per June 1, 2005) and Ms. Christine Lagarde (per April 27, 2005) as new members of the Supervisory Board. Mrs. Luella Gross Goldberg and Mr. Godfried van der Lugt were reappointed as members of the Supervisory Board of ING Group. Mr. Jan Timmer stepped down as a Supervisory Board member having reached the end of his third term. On June 15, 2005 ING Group announced that Ms. Christine Lagarde resigned from the Supervisory Board of ING Group, after she accepted an invitation to become Minister for Foreign Trade in the Government of France.
On March 25, 2005 ING Bank announced an agreement with the bank of Beijing to acquire up to a 19.9% holding for a consideration of approximately EUR 166 million as part of a broader strategic alliance. Subject to final regulatory approvals, ING Bank will take two seats to join the current 15-person board of directors of the Bank of Beijing as part of the strategic alliance.
On 28 February, 2005 ING announced it would reduce its current stake of 87.77% in Bank Slaski to 75% by the end of March 2005. The transaction involved an offering of 1,661,141 common shares of ING Bank Slaski held by ING Bank N.V., which was completed at the end of March 2005. By reducing its stake in Bank Slaski, ING Group fulfills requirements set by the Polish regulator in 2001. As a result of this transaction a gain of EUR 92 million after tax was booked in the first quarter of 2005.
On January 13, 2005 ING Canada announced that the underwriters of its initial public offering had exercised their over-allotment option in full and purchased an additional 5,232,000 common shares of ING Canada at the offering price of CDN$26 for gross proceeds of CDN$136 million. The total proceeds of the IPO of CDN$1,043 million resulted in a net gain for ING Group of about EUR 285 million after tax in 2004, EUR 19 million after tax was booked in the first quarter of 2005. Following the offering ING Group held approximately 70% of the common shares of ING Canada.

CHANGES IN COMPOSITION OF THE GROUP
On June 17, 2005 ING and GE Commercial Finance completed the restructuring of the companies’ working capital finance joint venture, NMB Heller as announced on December 22, 2004. The restructuring has led to a capital gain of EUR 47 million after tax, booked in the second quarter of 2005.
On June 6, 2005 ING Group reached agreement with TBIH Financial Services Group N.V. on the acquisition of VSP Tatry Sympatia, the management company of the leading private pension fund in the Slovak Republic. The value of the transaction is approximately EUR 35 million and is subject to regulatory approvals.
On May 19, 2005 ING Group closed the sale of Life Insurance Company of Georgia to Jackson National Life Insurance Company, as announced on November 18, 2004. The loss from this transaction was EUR 39 million after tax and was booked in the second quarter of 2005.
On March 31, 2005 ING Group finalized the sale of Baring Asset Management, as agreed on November 22, 2004, to MassMutual Financial Group and Northern Trust Corp, with effect from March 31, 2005. As earlier disclosed, the sales resulted in a gain of EUR 269 million after tax and was booked in the first quarter of 2005.
On February 18, 2005 ING Group and KPN (Koninklijke PTT Nederland) finalized the sale of internet provider Freeler to KPN. The signing of the letter of intent regarding the purchase of Freeler by KPN was announced on December 9, 2004. The gain from this transaction was EUR 10 million after tax and was booked in the first quarter of 2005.
EXCHANGE RATES
The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate for U.S. dollars into euros based on the Noon Buying Rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

	U.S. dollars per euro
		Average
Calendar Period	Period End	Rate(1)	High	Low
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.2074	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005 through August 31, 2005	1.2330	1.2640	1.3476	1.1917

(1)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.
The Noon Buying Rate at such dates differed from the rates used in the preparation of ING’s Consolidated Financial Statements. The rate used by ING Group in translating U.S. dollar denominated assets and liabilities as at June 30, 2005 was EUR 1.00 = US$1.2071 (January 1, 2005: EUR 1.00 = US$1.3645). The average rate used by ING Group in translating U.S. dollar denominated income and expenses for the six months ending June 30, 2005 was EUR 1.00 = US$1.2893 (six months ending June 30, 2004: EUR 1.00 = US$1.2277).

CONSOLIDATED RESULTS OF OPERATIONS
The following table sets forth the consolidated results of operations of ING Group for the six months ended June 30, 2005 and 2004:

	Six months ended
	June 30,
	2005	2004
	(EUR millions)
Total income	35,113	33,898
Total expenditure	30,731	30,164

Profit before tax:
Insurance operations	1,816	1,860
Banking operations	2,566	1,874

Profit before tax	4,382	3,734
Taxation	766	962
Third-party interests	124	143

Net profit	3,492	2,629

The following table sets forth the profit before tax of the Group’s consolidated operations by business line for the six months ended June 30, 2005 and 2004:

	Six months ended
	June 30,
	2005	2004
	(EUR millions)
Insurance Europe	1,005	861
Insurance Americas	939	565
Insurance Asia/Pacific	225	537
Wholesale Banking	1,552	1,094
Retail Banking	870	648
ING Direct	254	203
Other (1)	(463)	(174)

Profit before tax	4,382	3,734

(1)	Other insurance results includes the positive currency hedge result in 2004, interest on core debt and results on old reinsurance activities in 2004. Other banking results consist mainly of interest expenses that are not allocated to the different business lines.
Total income. Total income of ING Group for the six months ended June 30, 2005 increased by EUR 1,215 million, or 3.6% to EUR 35,113 million, from EUR 33,898 million for the six months ended June 30, 2004, reflecting an increase in income from the Group’s insurance and banking operations of 2.1% and 9.6%, respectively.
Total expenditure. Total expenditure for the six months ended June 30, 2005 increased by EUR 567 million, or 1.9%, to EUR 30,731 million, from EUR 30,164 million for the six months ended June 30, 2004, reflecting an increase in expenditure for the Group’s insurance operations of 2.4% and a decrease in the banking operations of 1.7%.
Profit before tax. The profit before tax of the Group for the six months ended June 30, 2005 increased by EUR 648 million, or 17.4%, to EUR 4,382 million, from EUR 3,734 million for the six months ended June 30, 2004, reflecting a decrease of 2.4% and an increase of 36.9%, respectively, for the Group’s insurance and banking operations. The three banking business lines increased strongly, driven by a sharp decline in risk costs, gains on investments and higher income. The insurance business in Europe and Americas showed good results driven by strong increases in both life insurance (Netherlands, Central Europe and United States) and non-life insurance (Netherlands and Canada). Insurance Asia/Pacific decreased due to a decision to strengthen the reserves in Taiwan as a result of the low interest-rate environment, as discussed below under “Insurance Operations — Reserve-adequacy testing”, which offset strong growth elsewhere in the region and the sale of the Australian non-life business in 2004. The impact of divestments on profit before tax for the insurance and banking operations is provided below:
Impact of divestments on profit before tax

	Insurance		Banking		Total
	Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,
EUR millions	2005	2004	2005	2004	2005	2004
Gains/losses on divestments	(49)	(33)	394	(84)	345	(117)
Profit before tax from divested units	12	82	14	98	26	180

Total	(37)	49	408	14	371	63

Taxation. The Group’s taxes for the six months ended June 30, 2005 decreased to EUR 766 million from EUR 962 million for the six months ended June 30, 2004. This represents a decrease in the overall effective tax rate to 17.5% for the six months ended June 30, 2005, from 25.8% for the six months ended June 30, 2004, mainly due to a lower statutory tax rate in the Netherlands, high tax-exempt gains on divestments and private equity, as well as EUR 135 million in releases from the tax-contingencies reserve due to the favorable resolution of some pending corporate income tax matters.
Net profit. Net profit for the six months ended June 30, 2005 increased by EUR 863 million, or 32.8%, to EUR 3,492 million from EUR 2,629 million for the six months ended June 30, 2004. Net profit from banking increased 65.0% to EUR 2,062 million, mainly as a result of low risk costs, lower taxes, and realized gains on divestments. Net profit from insurance increased 3.7% to EUR 1,430 million mainly due to lower taxes.
Capital ratios. The debt/equity ratio of ING Groep N.V. improved to 9.8% from 10.9% at January 1, 2005. The improvement was caused by a EUR 5.4 billion increase in the Group capital and reserves (excluding third-party interests) due to retained earnings and revaluations. That was partially offset by an increase of EUR 0.1 billion in core debt. The capital coverage ratio for ING’s insurance operations increased to 228% of regulatory requirements at the end of June, compared with 201% at January 1, 2005. The Tier-1 ratio of ING Bank N.V. stood at 7.20% on June 30, 2005, up from 7.00% on January 1, 2005, well above the regulatory required minimum level of 4%.

CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s consolidated assets and liabilities at June 30, 2005 and January 1, 2005:

	June 30,	Jan. 1,
(amounts in EUR billion, except for amounts per share)	2005	2005
Financial assets marked-to-market	217.7	182.8
Investments	312.8	265.6
Loans and advances to customers	435.8	390.8
Total assets	1,107.1	964.5
Insurance and investment contracts	247.6	218.6
Amounts due to banks	129.3	95.6
Customer deposits and other funds on deposit	445.7	395.7
Debt securities in issue/other borrowed funds	107.0	107.2
Total liabilities	1,070.1	934.1
Capital and reserves	35.3	28.3
Capital and reserves per ordinary share	16.27	13.00
Total assets. Total assets increased by EUR 142.6 billion, or 14.8%, in the first six months of 2005 to EUR 1,107.1 billion from EUR 964.5 billion at January 1, 2005, reflecting, amongst others, increased loans and advances to customers of EUR 45.0 billion and increased investments of EUR 47.2 billion.
Loans and advances to customers. Loans and advances to customers increased by EUR 45.0 billion, or 11.5%, to EUR 435.8 billion at June 30, 2005. Of this amount EUR 37.8 billion refers to loans and advances to customers insurance operations and EUR 403.4 billion relates to loans and advances to customers banking operations, of which EUR 244.6 billion is related to corporate lending and EUR 162.4 billion to personal lending.
Capital and reserves. Group capital and reserves increased by EUR 7.0 billion, or 24.8%, to EUR 35.3 billion at June 30, 2005 compared to EUR 28.3 billion at January 1, 2005. This increase was mainly due to retained net profit of EUR 3.5 billion, unrealized revaluations on debt securities of EUR 1.8 billion, exchange rate differences of EUR 1.6 billion, unrealized revaluations on equities of EUR 0.8 billion and a change in cash-flow hedge reserve of EUR 0.8 billion, mainly offset by the cash dividend payment of EUR (1.3) billion.

INSURANCE OPERATIONS
Reserve-adequacy testing
For many years ING has applied an annual test to assess whether insurance reserves are adequate to meet the estimated future payments on in-force policies using a prudent 90% confidence level. This 90% standard is more conservative than the U.S. GAAP loss-recognition test, which is based on best-estimate assumptions with no prudently margins. In addition to the insurance reserves, ING also holds capital for unexpected risks so that the reserves plus capital meet a confidence level of 99.95% consistent with a target AA rating by Standard & Poor’s.
Despite the low interest-rate environment in many markets, the reserves for the insurance activities of ING Group as a whole are more than adequate on the basis of the prudent 90% internal standard and all regulatory testing. On a stand-alone basis, the insurance reserves are adequate on the prudent 90% basis for all business units, except Taiwan. Using a 50% confidence level as a best-estimate test, Taiwan’s reserves are still adequate.
Taiwan’s inadequacy at 90% is related entirely to an old block of life insurance contracts with long-term interest-rate guarantees of up to 8% which date back to before 2001. Newer products have much lower embedded guarantees of approximately 2%. Further declines in interest rates in Taiwan in the second quarter, as well as the effect of currency exchange rates, modelling refinements and product experience have caused the earlier-reported inadequacy in Taiwan to widen to the extent that Insurance Asia/Pacific as a region now also has a reserve inadequacy based on the 90% standard.
The magnitude of the inadequacy is highly sensitive to interest rates and other assumptions, such as product persistency and mortality. As a result, the inadequacy can only be reliably estimated within a broad range and is bound to vary significantly from quarter to quarter as interest rates change. At June 30, 2005, the reserve inadequacy range for Taiwan is EUR 2.8 to 3.3 billion based on the 90% standard, representing an estimate of the additional liability that could result over the remaining average life of the old block of business, which is approximately 40 years. For Insurance Asia/Pacific the range of the shortfall is EUR 1.5 to 2.0 billion.
The shortfall in Taiwan is equal to about 1% of the Group’s total insurance reserves, and is more than fully compensated by reserves above the prudent 90% level at other insurance units. Nevertheless, in accordance with ING’s policy under these circumstances to restore reserve adequacy over time, ING has decided to strengthen reserves in Taiwan and consider other structural improvements. A charge of EUR 80 million was accordingly taken to strengthen reserves in the first half of 2005.

The Group’s insurance operations contributed EUR 1,816 million and EUR 1,860 million, respectively to the Group’s profit before tax for the six months ended June 30, 2005 and 2004, and EUR 1,430 million and EUR 1,379 million, respectively to the Group’s net profits in these periods. The following table sets forth selected financial information for the Group’s consolidated insurance operations for the six months ended June 30, 2005 and 2004:

	Six months ended
	June 30,
	2005	2004
	(EUR millions)
Income from insurance operations:
Gross premiums written:
Life	19,047	18,139
Non-life	3,577	3,755

Total	22,624	21,894
Net premiums written:
Life	18,078	17,656
Non-life	3,261	3,329

Total	21,339	20,985

Investment income	4,726	4,718
Commission income	622	587
Other income	176	364

Total income	28,148	27,563

Expenditure from insurance operations:
Underwriting expenditure	23,329	22,866
Other interest expenses	535	541
Operating expenses	2,466	2,272
Impairments/investment losses	2	24

Total expenditure	26,332	25,703

Profit from insurance operations before tax:
Life	1,104	1,013
Non-life	712	847

Profit before tax	1,816	1,860
Taxation	277	429
Third-party interests	109	52

Net profit	1,430	1,379

In the second quarter of 2005, ING completed the sale of Life Insurance Company of Georgia (USA). The pre-tax loss was EUR 78 million and the after tax loss was EUR 39 million. The decision to exit the individual life reinsurance business in the United States affected the profit before tax and the net profit for the six months ended June 30, 2004 negatively by EUR 252 million and EUR 164 million, respectively. A gain on the sale of ING’s non-life joint venture in Australia affected the profit before tax for the six months ended June 30, 2004 by EUR 219 million (after tax by EUR 146 million). In addition, a few smaller acquisitions and divestments affected changes in income and profit (e.g. Freeler, IPO Canada). Furthermore, one-off gains from old reinsurance activities affected income and profit before tax for the six months ended June 30, 2004 by EUR 96 million (after tax EUR 92 million).
The following table sets forth the breakdown of gross premiums written and profit before tax by business line / geographical area for the Group’s consolidated insurance operations for the six months ended June 30, 2005 and 2004:

	Gross premiums written		Profit before tax
	Six months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(EUR millions)		(EUR millions)
The Netherlands	3,920	4,182	796	700
Belgium	876	1,193	81	71
Central Europe (including Spain)	777	671	128	90
Insurance Europe	5,573	6,046	1,005	861
North America	9,900	10,444	818	456
Latin America	972	1,086	121	109
Insurance Americas	10,872	11,530	939	565
Asia	6,103	3,554	130	196
Australia	64	749	95	341
Insurance Asia/Pacific	6,167	4,303	225	537
Other(1)	82	92	(353)	(103)
Premiums between geographic areas(2)	(70)	(77)

Total	22,624	21,894	1,816	1,860

(1)	Other includes the positive currency hedge result in 2004, interest on core debt and results on old reinsurance activities in 2004.

(2)	Represents reinsurance premiums ceded between Group companies in various geographical areas.
Total income. Total income from insurance operations for the six months ended June 30, 2005 increased by EUR 585 million, or 2.1% to EUR 28,148 million from EUR 27,563 million for the six months ended June 30, 2004, reflecting increases in gross premiums written of the life insurance operations and in commission income, partly offset by lower gross premiums written of the non-life insurance operations and lower other income. Some life products were reclassified as investment contracts under IFRS 4, and, therefore, considerations received in 2005 on these contracts are not reported as premiums. Excluding reclassifications, divestments and currency effects, income increased by 9.6% on a comparable base.
Gross premiums written in the Group’s life operations increased by 5.0% but gross premiums written in non-life operations decreased by 4.7%. Total gross premiums written increased by 3.3%. Excluding reclassifications resulting from the application of IFRS which negatively affected growth in gross premiums by EUR (1,173) million, the effect of exchange rate movements, which negatively affected growth in gross premium income by EUR (365) million (mainly due to the strengthening of the euro versus the US dollar) and the effect of acquisitions and divestments, which negatively affected growth in gross premium income by EUR (44) million, gross premium income for the Group increased by EUR 2,312 million, or 11.5%, over the first six months of 2004 (life operations 14.8% and non-life operations (3.9)%), led by Belgium, Central Europe and Asia.
Investment income increased by EUR 8 million or 0.2% to EUR 4,726 million in the first six months of 2005 as compared to the first six months of 2004. Higher gains on equities, bonds and real estate were offset by a negative impact from currencies, lower interest rates and divestments.
Commission income increased by EUR 35 million, or 6.0% to EUR 622 million, led by an increase in Australia due to a reclassification of products from life insurance to investment products under IFRS 4.
Other income decreased by EUR 188 million, or 51.6% to EUR 176 million, due to the loss of EUR 78 million on the sale of Life of Georgia in the first six months of 2005 and a one-off gain from discontinued reinsurance activities of EUR 96 million and the gain on a US dollar hedge of EUR 158 million included in the first six months of 2004. In addition, in 2005 other income is impacted by EUR 123 million higher results from minority interests mainly due to the deconsolidation of some real estate funds and EUR 55 million valuation results from non-trading derivatives (IFRS impact, nil in 2004).
Operating expenses. Operating expenses for the Group’s insurance operations over the first six months of 2005 increased by EUR 194 million, or 8.5%, to EUR 2,466 million, from EUR 2,272 million for the first six months 2004. However, excluding investments/divestments and exchange rate differences, operating expenses increased by 10.8%, while gross premiums written increased by

11.5% on a comparable base. All business lines generated higher operating expenses. In the Netherlands, operating expenses rose largely as a result of a new collective labour agreement and investment in operations and IT projects. Operating expenses in Canada rose due to the integration of Allianz Canada, while operating expenses in Asia/Pacific increased to support the continued growth of the business.
Impairments/investment losses. Impairments/investment losses dropped to EUR 2 million, or 1 basis point of total fixed-interest securities, which is far below the normalized level of about 20 basis points. In the first six months of 2004, impairments/investment losses amounted to EUR 24 million, or 4 basis points of total fixed-income securities.
Profit before tax. The profit before tax from the Group’s insurance activities for the six months ended June 30, 2005 decreased by EUR 44 million, or 2.4%, to EUR 1,816 million, from EUR 1,860 million for the six months ended June 30, 2004, reflecting an increase in profits of the life operations by 9.0% and a decrease of the non-life operations by 15.9%. However, excluding investments/divestments and exchange rate differences profit before tax increased by EUR 199 million or 12.0% on a comparable base. The increase in profit of the life operations on a comparable base was 7.8% driven by higher results in the US, Central Europe, the Netherlands and Australia. The profit growth of the non-life operations on a comparable base was 19.9% driven by continued strong underwriting results in Canada as well as higher results in the Netherlands and the US, supported by a lower claims ratio. The combined ratio deteriorated slightly to 90% from 89% due to a higher expense ratio.
Taxation. The effective tax rate for the Group’s insurance operations for the six months ended June 30, 2005 was 15.3%, 7.8%-point lower than the 23.1% rate for the six months ended June 30, 2004. The decrease was due to a lower statutory tax rate in the Netherlands, high tax-exempt gains on divestments and private equity, as well as EUR 100 million in releases from the tax-contingencies reserve due to the favourable resolution of some pending corporate income tax matters.
Third-party interests. The increase in third-party interest with EUR 57 million to EUR 109 million in six months ended June 30, 2005 is mainly due to non-life Canada; ING’s stake in ING Canada declined from 100% on June 30, 2004 to 70% on June 30, 2005.
Net profit. The net profit for the Group’s insurance operations for the six months ended June 30, 2005 increased by EUR 51 million, or 3.7%, to EUR 1,430 million, from EUR 1,379 million for the six months ended June 30, 2004.
Life insurance operations
The following table sets forth the breakdown of gross premiums written and profit before tax by business line/geographical area for the Group’s consolidated life insurance operations for the six months ended June 30, 2005 and 2004:

	Gross premiums written		Profit before tax
	Six months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(EUR millions)		(EUR millions)
The Netherlands	2,781	3,070	619	581
Belgium	698	1,013	58	52
Central Europe (incl. Spain)	752	647	124	85
Insurance Europe	4,231	4,730	801	718
North America	8,384	9,082	418	193
Latin America	280	242	53	43
Insurance Americas	8,664	9,324	471	236
Asia	6,083	3,534	128	194
Australia	64	546	95	68
Insurance Asia/Pacific	6,147	4,080	223	262
Other	7	5	(391)	(203)
Premiums between geographic areas	(2)

Total	19,047	18,139	1,104	1,013

Premium income. Gross premium income of the Group’s life operations for the six months ended June 30, 2005 increased by EUR 908 million, or 5.0%, to EUR 19,047 million, from EUR 18,139 million for the six months ended June 30, 2004. Excluding reclassifications resulting from the application of IFRS which negatively affected growth in gross premiums by EUR (1,173) million, the effect of exchange rate movements, which negatively affected growth in gross premium income by EUR (366) million (mainly due to the strengthening of the euro versus the US dollar) and the effect of acquisitions and divestments, which negatively affected growth in gross premium income by EUR (5) million, gross premium income for the Group’s life operations increased by EUR 2,452 million, or 14.8%, over the first six months of 2004, driven by a strong increase in Asia/Pacific (Japan more than doubled premium income), partially offset by lower premiums in the Netherlands and US.
Profit before tax. The profit before tax from life insurance operations for the six months ended June 30, 2005 increased by EUR 91 million, or 9.0%, to EUR 1,104 million, from EUR 1,013 million for the six months ended June 30, 2004. All regions except Asia and Other showed an increase. On a comparable base the increase was EUR 84 million or 7.8%.
Insurance Europe
In the Netherlands, profit before tax for the six months ended June 30, 2005 increased by EUR 38 million, or 6.5%, to EUR 619 million, from EUR 581 million for the six months ended June 30, 2004, mainly due to higher investment results (private equity and real estate) as well as the impact of IFRS (partially as a result of revaluation of embedded derivatives in guaranteed separate account contracts), partially offset by higher expenses due to higher salaries related to a new collective labour agreement, higher marketing costs as well as investments in operations and IT projects. Life premiums decreased by 9.4% mainly due to lower sales of single-premium products as a result of rate adjustments to improve profitability. However, the internal rate of return on new life business increased significantly to 13.6% from 11.0% in 2004, whereas the value of new business improved from EUR 30 million to EUR 47 million due to improved margins.
In Belgium, profit before tax increased by EUR 6 million to EUR 58 million due to higher investment income (dividends) and strong results in unit link products. Life premium income was 31.1% lower due to the reclassification of some products to investment contracts under IFRS. Excluding that impact, life insurance premium income increased by 11.9%.
In Central Europe (including Spain), profit before tax for the six months ended June 30, 2005 increased by EUR 39 million to EUR 124 million mainly due to higher profits in Poland, Hungary and Czech Republic. Lower expenses and higher investment and premium income were the main drivers for this development. ING started a private pension fund in Slovakia at the beginning of 2005. Life premiums increased by 16.2%.
Insurance Americas
In North America, i.e. the US, profit before tax for the six months ended June 30, 2005 increased by EUR 225 million to EUR 418 million, from EUR 193 million for the six months ended June 30, 2004, primarily due to the decision in 2004 to exit the individual life reinsurance business, which affected the profit before tax negatively by EUR 252 million in six months ended June 30, 2004. Excluding this charge, the loss on the sale of Life of Georgia (EUR (78) million) and the profit from discontinued business of Life of Georgia (EUR 12 million in six months 2005 as well as in 2004) and of ING Reinsurance (EUR 16 million in six months 2004) profit before tax of life insurance operations in the US increased by 16.1% to EUR 484 million, driven by strong growth in asset levels over the past year, due to improved investment performance, continued sales growth and good persistency, particularly in annuities. The composite margin after credit-related gains and losses increased sharply to 160 basis points from 138 basis points in the second quarter of 2004, propelled by lower credited rates, higher prepayment penalty income on fixed-income securities and low credit losses.
Premium income declined by EUR 698 million or 7.7% to EUR 8,384 million, mainly due to the lower U.S. dollar, which had a negative impact of EUR 398 million. Premiums were also impacted by a change in the accounting for investment contracts under IFRS 4 (impact EUR (298) million) as well as lower single premiums in the life business. Premium income from variable annuities increased, driven by higher sales of products with living-benefit features. The internal rate of return rose to 10.7% for the first half year 2005, compared with 9.5% for the six months ended June 30, 2004, as a result of higher pricing of new products.

In Latin America, profit before tax of EUR 53 million for the six months ended June 30, 2005, of which EUR 28 million was attributable to Mexico, was EUR 10 million higher than in the same period in 2004, mainly due to higher results in Chile of EUR 7 million, driven by higher realized gains on fixed income securities. Mexico generated slightly higher results mainly due to higher commission income.
Insurance Asia/Pacific
In Asia, profit before tax for the six months ended June 30, 2005 decreased by EUR 66 million to EUR 128 million, from EUR 194 million for the six months ended June 30, 2004.
In Taiwan, due to a further decrease in the already low interest rate, a strengthening of the Taiwan dollar, modelling refinements and product experience, reserves have become inadequate according to ING’s 90% requirement. ING Group uses a prudent 90% confidence level for assessing the reserve adequacy of its business units, which is more conservative than the loss-recognition test used under U.S. GAAP. Using a 50% confidence level, reserves in Taiwan remain adequate. Nonetheless, ING has decided to strengthen reserves to prevent the 90% reserve inadequacy, under current assumptions, from increasing further. As a consequence, a charge of EUR 80 million before tax was taken in the second quarter, and the results from Taiwan are nil for the first half of 2005 (pre-tax profit EUR 71 million in first six months 2004, after a charge of EUR 50 million to strengthen the reserves due to the low interest environment). The inadequacy relates to an old block of business with embedded high interest-rate guarantees dating to before 2001, and such high guarantees were discontinued in 2002. New business production in Taiwan contributed EUR 48 million to the value of new life business in the first half of 2005.
In Japan profit before tax declined by 4.3% to EUR 44 million, due entirely to currency effects. Profit growth related to the strong sales of single-premium variable annuities was offset by less favourable claims experience at the corporate-owned life insurance business. Premium income from single-premium variable annuities increased sharply to EUR 2,698 million from EUR 790 million as a result of strong sales through a diversified distribution network of regional and national banks, securities brokers and independent agents.
In South Korea, profit before tax rose 44.2% to EUR 75 million, due to continued strong growth in premium income and an increase in the scale of the in-force business, which was offset in part by higher claims. Premium income rose 43.8%, driven by higher sales through the tied agency network and continued high persistency on existing contracts. Premiums were also boosted by new products introduced by ING Life Korea, new bancassurance distribution agreements, as well as the launch of the bancassurance joint venture with Kookmin Bank, KB Life, in the first quarter of 2005. Profit in the second quarter of 2005 was negatively impacted by a EUR 16 million unrealized loss on cash-flow hedges, which were determined not to qualify for hedge accounting under IFRS.
In the Rest of Asia, profit before tax declined to EUR 9 million from EUR 25 million in the first half of 2004, when results were positively impacted by the release of a EUR 30 million reserve for a wage tax assessment. ING’s 30% owned mutual fund joint venture, China Merchant Funds Management Company Ltd., made a positive contribution to profit before tax by raising more than EUR 1.7 billion in its Cash Enhancement Fund. It now has EUR 3.3 billion of assets under management, and is the largest non-domestic asset manager in the country.
The profit before tax in Australia increased by EUR 27 million to EUR 95 million mainly due to EUR 8 million higher profit from the life insurance and wealth management joint venture. Profit before tax also includes EUR 28 million (EUR 11 million in the first six months of 2004) from ING’s holding company in Australia, including additional interest income from the sales proceeds related to the non-life joint venture. The Australian investment management business posted a profit of EUR 5 million, up 12.9% from the first half last year. Life premium income declined to EUR 64 million from EUR 546 million, due to the reclassification of the majority of products from life insurance to investment products under IFRS.
Other
The profit before tax of Other decreased on balance by EUR 188 million mainly, due to EUR 158 million hedge profit in first six months 2004 (ING decided to stop hedging its US dollar exposure from 2005), and in addition, EUR 28 million higher paid interest on core debt.

Non-life insurance operations
The following table sets forth the breakdown of gross premiums written and profit before tax by business line / geographical area for the Group’s consolidated non-life insurance operations for the six months ended June 30, 2005 and 2004:

	Gross premiums written		Profit before tax
	Six months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(EUR millions)		(EUR millions)
The Netherlands	1,139	1,112	177	119
Belgium	178	180	23	19
Central Europe (incl. Spain)	24	25	4	5
Insurance Europe	1,341	1,317	204	143
North America	1,516	1,362	400	263
Latin America	692	844	68	66
Insurance Americas	2,208	2,206	468	329
Asia	20	20	2	2
Australia		203		273
Insurance Asia/Pacific	20	223	2	275
Other	76	86	38	100
Premiums between geographic areas(1)	(68)	(77)

Total	3,577	3,755	712	847

(1)	Represents reinsurance premiums ceded between Group companies in various geographical areas.
Premium income. Gross premium income of the Group’s non-life operations for the six months ended June 30, 2005 decreased by EUR 178 million, or 4.7%, to EUR 3,577 million, from EUR 3,755 million for the six months ended June 30, 2004. Excluding the effect of exchange rate movements, which positively affected the growth of gross premium income by EUR 1 million, and the effect of acquisitions and divestments, which negatively affected the growth of gross premium income by EUR 39 million, gross premium income for the Group decreased by EUR 140 million, or 3.9%, over the first six months of 2004. The Netherlands showed an increase of premium of 2.4% to EUR 1,139 million, but excluding acquisitions and divestments (sale of Dutch health insurance business in the second quarter 2004) the increase was 2.5%. At constant exchange rates and excluding EUR 164 million resulting from the acquisition of Allianz Canada, premium income in Canada decreased by 2.1% to EUR 1,091 million due to the decrease in premium rates as a result of regulatory changes. Mexico showed a decrease by 18.1%, at constant exchange rates, to EUR 570 million due to a strategic decision to move away from large case property and casualty commercial business. In 2004 ING sold Australia Non-life.
The following table sets forth the breakdown of operating profit before tax by line of business for the Group’s consolidated non-life insurance operations for the six months ended June 30, 2005 and 2004:

	Six months ended
	June 30,
	2005	2004
	(EUR millions)
Line of business
Fire	110	116
Motor	318	215
Health	56	26
Loss of income/Accident	98	109
Other (1)	107	281
Reinsurance assumed	23	100

Total	712	847

(1)	including a gain of EUR 219 million in the first six months of 2004 on the sale of ING’s joint-venture in Australia.

Profit before tax. The profit before tax from non-life insurance operations for the six months ended June 30, 2005 decreased by EUR 135 million, or 15.9%, to EUR 712 million, from EUR 847 million for the six months ended June 30, 2004. But excluding investments/divestments (mainly gain on sale Australia non-life in 2004) and exchange rate differences, there was an increase of EUR 115 million, or 19.9%, boosted by strong underwriting results in Canada as well as higher results in the Netherlands, Belgium and the U.S., supported by a lower claims ratio, partly offset by lower gains from old reinsurance business. The combined ratio deteriorated slightly to 90% from 89% in the first half of 2004 due to a higher expense ratio.
Insurance Europe
In the Netherlands, the profit before tax increased by EUR 58 million, or 48.7%, to EUR 177 million, driven by higher investment income as well as favorable claims experience, particularly in fire, motor and personal liability insurance.
In Belgium, the profit before tax increased by EUR 4 million to EUR 23 million, due to higher results from fire and loss of income/accident insurance.
Insurance America
In North America, the profit before tax increased by EUR 137 million to EUR 400 million. Canada showed an increase of EUR 115 million to EUR 350 million. Excluding the gain of EUR 19 million resulting from the exercise of the over-allotment option by the underwriters in connection with the IPO of ING Canada, the increase was EUR 96 million, driven by strong underwriting results and the purchase of Allianz Canada in the fourth quarter of 2004. The business continued to benefit from lower claims frequency and severity, particularly in personal motor insurance. The loss ratio improved to 55%, compared with 58% in the first half of 2004. The expense ratio deteriorated as a result of higher operating expenses related to the integration of the Allianz Canada business, and a lower level of net written premiums in the first half of 2004 due to the termination of an assumed reinsurance treaty. The combined ratio deteriorated to 85% from 83% in the first half of 2004. The U.S. result improved by EUR 22 million to EUR 50 million due to higher health results caused by an improved claims ratio.
In Latin America, the non-life profit increased by EUR 2 million from EUR 66 million to EUR 68 million. Profit before tax in Mexico increased by EUR 6 million (at constant exchange rates by EUR 7 million) mainly due to higher income from investments and mortgage/leasing subsidiaries, partly offset by an unfavorable claims experience in motor. In Chile profit before tax decreased by EUR 5 million mainly caused by lower health results (very high in first half 2004) and expenses related to the sale of Chile’s property and casualty business in April 2005.
Insurance Asia/Pacific
In Australia, the non-life insurance joint venture was sold in the second quarter of 2004, generating a pre-tax gain of EUR 219 million. The profit from this discontinued operation in the first half of 2004 amounted to EUR 54 million.
Other
The profit in Other, decreased from EUR 100 million in the first six months of 2004 to EUR 38 million due to gains from discontinued old reinsurance business in the first six months of 2004.

BANKING OPERATIONS
The following table sets forth selected financial information for the Group’s consolidated banking operations for the six months ended June 30, 2005 and 2004:

	Six months ended
	June 30,
	2005	2004
	(EUR millions)
Interest income	19,431	12,316
Interest expense	15,134	7,984

Net interest result	4,297	4,332
Investment income	840	149
Commission	1,136	1,352
Other income	747	570

Total income	7,020	6,403

Operating expenses	4,408	4,264

Gross result	2,612	2,139
Addition to the provision for loan losses	46	265

Total profit before tax	2,566	1,874
Taxation	489	533
Third party interests	15	91

Net profit	2,062	1,250

Overview. The net profit from ING’s banking operations for the six months ended June 30, 2005 increased by EUR 812 million, or 65.0%, to EUR 2,062 million, from EUR 1,250 million for the six months ended June 30, 2004. The increase was mainly driven by higher income, a sharp decline in the addition to the provision for loan losses, gains on divestments and lower taxes. Currency fluctuations had a negative impact of EUR 15 million on net profit. Total profit before tax rose EUR 692 million, or 36.9%, to EUR 2,566 million. Divestments had a positive impact on profit in the first six months of 2005, including EUR 394 million in gains from the sale of Baring Asset Management and a 12.77% stake in ING Bank Slaski as well as the NMB-Heller transaction. In the first six months of 2004, there was a EUR 84 million loss on the sale of the Asian cash equities business. Excluding those items and the profit from divested units in both periods, profit before tax increased by 16.0% to EUR 2,158 million.
Net interest result for the six months ended June 30, 2005 declined by EUR 35 million, or 0.8%, to EUR 4,297 million, from EUR 4,332 million for the six months ended June 30, 2004. The average balance sheet total increased by EUR 87 billion. The interest margin deteriorated by 9 basis points to 1.15%, mainly caused by a narrowing of the yield curve.
Investment income for the six months ended June 30, 2005 increased by EUR 691 million, or 463.8%, to EUR 840 million, from EUR 149 million for the six months ended June 30, 2004. The increase in investment income was primarily due to the gains on the sale of Baring Asset Management, the ING Bank Slaski shares and the NMB-Heller transaction.
Commission for the six months ended June 30, 2005 decreased by EUR 216 million, or 16.0%, to EUR 1,136 million, from EUR 1,352 million for the six months ended June 30, 2004. The decrease in commission was primarily due to divestments.
Other income for the six months ended June 30, 2005 increased by EUR 177 million, or 31.1%, to EUR 747 million, from EUR 570 million for the six months ended June 30, 2004. The increase is in large part due to a higher result of the trading portfolio and the proportional 50% consolidation of Postkantoren BV, the Dutch joint-venture of TPG Post B.V. and Postbank N.V., as from 2005. Under Dutch GAAP, Postkantoren B.V. was not consolidated but treated as an associate.

Operating expenses for the six months ended June 30, 2005 increased by EUR 144 million, or 3.4%, to EUR 4,408 million, from EUR 4,264 million for the six months ended June 30, 2004. The increase is in large part due to higher expenses to support the growth of the ING Direct activities and to the proportional consolidation of Postkantoren BV.
The addition to the provision for loan losses decreased strongly by EUR 219 million compared with the six months ended June 30, 2004, or 82.6%, to EUR 46 million for the six months ended June 30, 2005.
Net interest result
Net interest result includes interest income, the results from interest arbitrage and results from financial instruments to the extent that these serve to limit interest rate risk, as well as fees connected with lending, net of related interest expense.
The strong increase in both interest income and interest expenses is, next to the growth of the average balance sheet total, mainly caused by a reclassification of the interest related profit and loss components of trading derivatives from trading results to interest and to the limited netting possibilities for non-trading derivatives under IFRS.
The net interest result for the six months ended June 30, 2005 decreased by EUR 35 million, or 0.8%, to EUR 4,297 million, from EUR 4,332 million for the six months ended June 30, 2004. Excluding divestments, the interest result increased by EUR 119 million, or 2.9%, to EUR 4,292 million, driven by higher interest results in Retail Banking and ING Direct, partially offset by lower interest results in Wholesale Banking. The implementation of IAS 32 and 39 from 2005 had a negative impact of approximately EUR 60 million on the interest result in the six months ended June 30, 2005. The total interest margin in the six months ended June 30, 2005 was 1.15%, a decrease of 9 basis points compared with the estimated comparable interest margin (also including IAS 32 and 39) in the six months ended June 30, 2004, due in part to a flattening of the yield curve and a reclassification of on balance interest-related expenses from trading results to interest.
In the Netherlands, the interest margin decreased by 11 basis points from 1.41% for the six months ended June 30, 2004 to 1.30% for the six months ended June 30, 2005. Outside the Netherlands the interest margin decreased by 9 basis points from 0.90% for the six months ended June 30, 2004 to 0.81% for the six months ended June 30, 2005.
Investment income
The following table sets forth the components of investment income for the periods indicated:

	Six months ended
	June 30,
	2005	2004
	(EUR millions)
Income from investments	604	123
Gains and losses from investments	236	26

Investment income	840	149

Income from investments. Income on investments increased by EUR 481 million, or 391.1%, to EUR 604 million for the six months ended June 30, 2005, from EUR 123 million for the six months ended June 30, 2004. The strong increase was mainly attributable to the gains on the sale of Baring Asset Management (gain of EUR 255 million) and a 12.77% stake in ING Bank Slaski (EUR 92 million) as well as the NMB-Heller transaction (EUR 47 million). Excluding divestments, the increase was EUR 60 million, mainly due to higher results on sale of fixed assets and higher rental income.
Gains and losses from investments. Gains and losses from investments increased by EUR 210 million, or 807.7%, to EUR 236 million for the six months ended June 30, 2005, from EUR 26 million for the six months ended June 30, 2004. The increase was mainly due to the positive impact of the implementation of IAS 32 and 39, which consisted of EUR 37 million in realized results on the sale of bonds and EUR 110 million in fair value changes of assets designated at fair value through profit and loss. Realized gains and losses on equities increased by EUR 63 million, mainly due to the sale of equity investments in Belgium.
Commission
The following table sets forth the components of commission for the periods indicated:

	Six months ended
	June 30,
	2005	2004
	(EUR millions)
Funds transfer	276	293
Securities business	311	390
Insurance broking	70	76
Management fees	329	381
Brokerage and advisory fees	71	49
Other	79	163

Total	1,136	1,352

Commission income for the six months ended June 30, 2005 declined by EUR 216 million, or 16.0%, to EUR 1,136 million, from EUR 1,352 million for the six months ended June 30, 2004. Excluding the impact of divestments the decrease was EUR 55 million or 4.8%.
Funds transfer. Commission from funds transfer decreased by EUR 17 million, or 5.8%, to EUR 276 million for the six months ended June 30, 2005, from EUR 293 million for the six months ended June 30, 2004. The decrease occurred primarily in the Netherlands, where funds transfer commission decreased by EUR 10 million or 5.1%.
Securities business. Commission from securities business decreased by EUR 79 million, or 20.3%, to EUR 311 million for the six months ended June 30, 2005, from EUR 390 million for the six months ended June 30, 2004. Excluding the impact of divestments the decrease was EUR 13 million, or 4.0%, especially lower underwriting fees in Belgium and in the Netherlands.
Insurance broking. Commission from insurance broking decreased by EUR 6 million, or 7.9%, to EUR 70 million for the six months ended June 30, 2005, from EUR 76 million for the six months ended June 30, 2004. The decrease is fully attributable to the Netherlands.
Management fees. Management fees decreased by EUR 52 million, or 13.6%, to EUR 329 million for the six months ended June 30, 2005, from EUR 381 million for the six months ended June 30, 2004. Excluding the impact of divestments there was an increase of EUR 24 million or 9.5%, especially at ING Belgium and ING Real Estate.
Brokerage and advisory fees. Income from brokerage and advisory fees increased by EUR 22 million, or 44.9%, to EUR 71 million for the six months ended June 30, 2005, from EUR 49 million in the six months ended June 30, 2004. The increase was fully attributable to Wholesale International Amsterdam and Wholesale Banking Belgium.
Other commission. Other commission decreased by EUR 84 million, or 51.5%, to EUR 79 million for the six months ended June 30, 2005, from EUR 163 million in the six months ended June 30, 2004. This decrease occurs mainly in the international wholesale banking units and at ING Belgium.

Other income
The following table sets forth the components of other income for the periods indicated:

	Six months ended
	June 30,
	2005	2004
	(EUR millions)
Valuation results non-trading derivatives	(21)	—
Result of trading portfolio	496	393
Other revenue	272	177

Total	747	570

Valuation results non-trading derivatives. The results in 2005 were fully attributable to the application of IFRS; there are no comparative figures under IFRS for 2004 (see Note 2.3). The result for the six months ended June 30, 2005, is for EUR 110 million negatively influenced by IFRS-consequences; this was fully offset by positive fair value changes of assets designated at fair value through profit and loss, reported under “investment income”.
Result of trading portfolio. Result of trading portfolio for the six months ended June 30, 2005 increased by EUR 103 million, or 26.2%, to EUR 496 million, from EUR 393 million for the six months ended June 30, 2004. Excluding divestments, net trading income increased by EUR 147 million. This increase was mainly caused by a reclassification of on balance interest-related expenses from trading results to interest result, along with the EUR 48 million loss taken on Postbank’s unit-linked mortgage product “MeerWaardehypotheek” in the first six months of 2004.
Other revenue. Income from other revenue for the six months ended June 30, 2005 increased by EUR 95 million, or 53.7%, to EUR 272 million, from EUR 177 million for the six months ended June 30, 2004. This increase was mainly caused by the proportional (50%) consolidation of Postkantoren BV as from 2005 (EUR 78 million) and a higher share of profit from associates, notably at ING Real Estate.
Operating expenses
The following table sets forth the components of operating expenses for the periods indicated:

	Six months ended
	June 30,
	2005	2004
	(EUR millions)
Personnel expenses	2,431	2,391
Other expenses	1,977	1,873

Operating expenses	4,408	4,264

Total operating expenses for the six months ended June 30, 2005 increased by EUR 144 million, or 3.4%, to EUR 4,408 million, from EUR 4,264 million for the six months ended June 30, 2004. Excluding divestments, operating expenses rose by EUR 477 million, or 12.3%, of which EUR 118 million was due to the continued strong growth of ING Direct and EUR 78 million to the consolidation of Postkantoren BV. The remaining increase was mainly caused by higher IT expenses, provisions at ING Belgium, impairments on development projects of ING Real Estate and higher personnel expenses, including the impact of the new collective labor agreement in the Netherlands.
Personnel expenses. Personnel expenses for the six months ended June 30, 2005 increased by EUR 40 million, or 1.7%, to EUR 2,431 million, from EUR 2,391 million for the six months ended June 30, 2004. Excluding divestments, personnel expenses rose by EUR 194 million, or 8.8%, of which EUR 42 million was due to the growth of ING Direct and EUR 35 million to the consolidation of Postkantoren BV. In the Netherlands the decrease in ING’s own staff was offset by the impact of the collective labor agreement and a strong increase in third party staff. Outside the Netherlands personnel expenses increased mainly due to the strong growth of the ING Direct activities.

Other expenses. Other expenses for the six months ended June 30, 2005 increased by EUR 104 million, or 5.6%, to EUR 1,977 million, from EUR 1,873 million for the six months ended June 30, 2004. Excluding divestments, other expenses rose by EUR 283 million, or 16.9%, of which EUR 76 million was due to the growth of ING Direct and EUR 43 million to the consolidation of Postkantoren BV. The remaining increase was mainly caused by higher IT expenses, provisions at ING Belgium related to reconciliation issues within its London based stockbroking firm Williams de Broë and impairments on development projects of ING Real Estate, especially in Poland.
Addition to the provision for loan losses
The addition to the provision for loan losses amounted to EUR 46 million for the six months ended June 30, 2005, a strong decrease of EUR 219 million compared to the first six months of 2004. The low risk costs were possible due to an improvement of the credit portfolio, the release of provisions previously taken (notably in Wholesale Banking), the absence of new large defaults and improvements in risk management. The addition equaled an annualized 3 basis points of average credit risk weighted assets, compared with 21 basis points in the first six months of 2004 and 18 basis points for the full year 2004.
Taxation
The effective tax rate for ING’s banking operations declined from 28.4% (EUR 533 million) for the six months ended June 30, 2004, to 19.1% (EUR 489 million) for the six months ended June 30, 2005, mainly due to non-taxable gains on divestments, a decrease of the statutory tax rate in the Netherlands, a low effective tax rate in Belgium and a EUR 35 million release of tax reserves.
Risk Adjusted Return on Capital
The Risk Adjusted Return on Capital (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital, which is defined as the amount of capital required to support the economic risks created by the activities employed and at the Company’s desired level of comfort and can be regarded as the capital ING Group should have to comply with all debt obligations. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the Group annual accounts. Credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models, including KMV models, supporting the RAROC calculations. This could result in material adjustments.
The following table sets forth the RAROC (after tax) and the economic capital of the business lines of the banking operations:

	RAROC (after tax)		Economic capital
	Six months ended		Six months ended
	June 30,		June 30,
	2005	2004(1)	2005	2004
	(in %)		(EUR billions)
Wholesale Banking	21.2	15.3	8.7	10.2
Retail Banking	34.8	29.2	3.2	3.1
ING Direct	14.3	12.1	2.9	2.4
Other			0.0	0.2

Total banking operations	20.8	16.9	14.8	15.9

(1)	Figures for 2004 have been adjusted for changes to the model for market risk
The RAROC after tax of ING’s banking operations improved to 20.8% in the six months ended June 30, 2005, from 16.9% in the first six months of 2004. Excluding the gains and losses on divestments, the after-tax RAROC improved to 18.0% in the first six months of 2005 from 17.5% in the first six months of 2004. All three banking business lines performed above ING’s target of 12.0% after tax. The RAROC of Wholesale Banking, excluding divestments, improved from 16.2% to 17.1%. Retail Banking posted, excluding the gain on the sale of ING Bank Slaski shares, a RAROC of 32.9%, compared with 29.2% in the first six months of 2004. The RAROC after tax of ING Direct improved to 14.3% in the first six months of 2005 from 12.1% in the first six months of 2004. Total economic capital decreased to EUR 14.8 billion from EUR 15.9 billion in the first six months of 2004 as a result of divestments.

Distribution by business line of total income and profit before tax of the banking operations:

	Total income		Profit before tax
	Six months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(EUR millions)		(EUR millions)
Wholesale Banking	3,244	3,102	1,552	1,094
Retail Banking	2,832	2,472	870	648
ING Direct	984	797	254	203
Other	(40)	32	(110)	(71)

Total	7,020	6,403	2,566	1,874

Wholesale Banking
Total income increased by EUR 142 million, or 4.6%, to EUR 3,244 million, including the gains on the sales of Baring Asset Management and the ING Bank Slaski shares, as well as the NMB-Heller transaction. Excluding the impact of divestments, total income rose by EUR 107 million, or 3.9%, to EUR 2,851 million, fuelled by higher income from ING Real Estate and the Wholesale Banking network outside the Benelux, mainly the U.K. and Central & Eastern Europe. This was partially offset by lower Financial Markets results in Belgium, compared with the very strong results in the first six months of 2004.
Operating expenses declined 5.4% to EUR 1,768 million, due entirely to the divestments of the Asian cash equities business, CenE Bankiers and parts of ING BHF-Bank in 2004 as well as Baring Asset Management in 2005. Excluding the impact of divestments, operating expenses increased 13.1% to EUR 1,721 million, mainly due to provisions taken in Belgium as well as impairment losses on development projects at ING Real Estate. Excluding the gains and losses on divestments, the cost/income ratio for Wholesale Banking deteriorated to 60.7% from 58.1% in the first six months of 2004, mainly due to the aforementioned non-recurring costs.
Profit before tax increased by EUR 458 million, or 41.9%, including the gains on the sales of Baring Asset Management and the ING Bank Slaski shares, as well as the NMB-Heller transaction. Excluding the impact of divestments, profit before tax increased by EUR 122 million, or 11.3%, to EUR 1,206 million, driven by the release of loan loss provisions due to a benign credit environment and improved risk management.
Retail Banking
Total income increased by EUR 360 million, or 14.6%, to EUR 2,832 million, including the EUR 62 million gain on the sale of ING Bank Slaski shares. Excluding that gain and the impact of divestments, total income rose by EUR 337 million, or 13.9%, to EUR 2,770 million. Income was lifted by the acquisition of Mercator Bank in Belgium and the proportional (50%) consolidation of Postkantoren BV in the Netherlands (which had no impact on total profit). Income in the first quarter of 2004 included a EUR 48 million loss on a unit-linked mortgage product in the Netherlands. Excluding that charge and the impact of the consolidation of Mercator Bank and Postkantoren BV, the underlying increase was 7.8%, driven by higher income from mortgages in the Netherlands and growth in savings and current accounts in Belgium.
Operating expenses increased 9.2% to EUR 1,903 million, due in part to the consolidation of Postkantoren BV in the Netherlands and Mercator Bank in Belgium. Excluding that impact, operating expenses were up 5.6%, mainly due to wage increases related to a new collective labor agreement in the Netherlands and higher IT expenses. The cost/income ratio improved to 67.2% from 70.5% in the first six months of 2004. Excluding the gain on ING Bank Slaski shares, the cost/income ratio improved to 68.7%.
Profit before tax increased by EUR 222 million, or 34.3%, including the gain of EUR 62 million on the sale of the ING Bank Slaski shares. Excluding that gain and the results in 2004 from the divested retail banking activities of ING BHF-Bank, profit before tax increased by EUR 164 million, or 25.5%, to EUR

808 million, mainly due to higher results from Belgium and the Netherlands.
ING Direct
Total income increased by EUR 187 million, or 23.5%, to EUR 984 million, driven mainly by an 18.3% increase in the interest result as funds entrusted and the mortgage portfolio continued to show strong growth. Since the end of June 2004, total funds entrusted grew by EUR 47.6 billion, or 37.1%, to EUR 175.8 billion at the end of June 2005. The total mortgage portfolio increased by EUR 16.2 billion, or 60.7%, to EUR 42.9 billion, driven by strong growth in Germany, the U.S. and Australia. The total interest margin of the ING Direct operations narrowed in the first six months of 2005 to 0.83%, compared to 1.00% in the first six months of 2004, mainly due to a flattening of the yield curve. In all currency zones in which ING Direct is active, the long-term interest rates decreased during the second quarter, while short-term interest rates remained stable in all countries except the U.S., where rates increased further.
Operating expenses increased by EUR 118 million, or 21.5%, to EUR 667 million as a result of higher marketing costs and higher expenses to facilitate the continued strong growth of the business, notably in mortgage distribution. The cost/income ratio of ING Direct improved to 67.8% from 68.9% in the first half year of 2004.
Profit before tax increased by EUR 51 million, or 25.1%, to EUR 254 million from EUR 203 million in the first half year of 2004. Seven out of the eight countries in which ING Direct is active posted a profit before tax in the first six months of 2005, with Germany, Spain, Australia and France showing strong profit growth. Only the U.K., which started operations in May 2003, is still loss-making. Due to the inversion of the yield curve in the U.K. in the second quarter, the loss in that market increased slightly, however total start-up losses remain lower than expected.
INVESTMENT PORTFOLIO IMPAIRMENTS AND UNREALIZED LOSSES
ING has classified some of its financial assets as available-for-sale, where they are intended to be held for an indefinite period of time and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Available-for-sale financial assets are measured at fair value. Unrealized gains and losses arising from changes in the fair value are recognized in equity.
ING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in the profit and loss account.
The following information represents additional disclosures required under US GAAP. The information has been prepared in accordance with IFRS unless it specifically states that it is based on US GAAP. See page 35 for the description of differences that exist between IFRS and US GAAP in accounting for financial investments available-for-sale.
Unrealized gains/losses
Unrealized gains and losses relating to the investment portfolio are discussed below.
June 30, 2005
As of June 30, 2005, our consolidated investment portfolio included unrealized gains of EUR 18,705 million and unrealized losses of EUR 803 million.
The following table shows the composition of investments in marketable securities at June 30, 2005. Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans. Amounts reported in the column “Amortized cost” correspond to the amortized cost on a US GAAP basis.

		Gross unrealized	Gross unrealized
	Amortized cost	gains	losses	Estimated fair value
	(EUR millions)
Debt securities:
Dutch Government	7,034	703		7,737
Foreign Governments	88,982	8,087	48	97,021
Corporate debt securities	93,040	4,592	350	97,282
Mortgage-backed securities	72,026	1,059	305	72,780
Other	8,628	572	19	9,181

Sub-total	269,710	15,013	722	284,001
Equity securities	10,027	3,692	81	13,638

Total	279,737	18,705	803	297,639

The table below analyzes the gross unrealized loss of EUR 803 million for the six months period ended June 30, 2005 broken down by type of security and by the period of time for which the fair value was below cost price.

	Less than	Between	More than
	6 months	6 and 12 months	12 months
	below cost	below cost	below cost	Total
	(EUR millions)
Debt securities:
Foreign Governments	8	6	35	49
Corporate debt securities	241	35	74	350
Mortgage-backed securities	85	47	172	304
Other	3	4	12	19

Sub-total	337	92	293	722
Equity securities	48	13	20	81

Total	385	105	313	803

The Group does not consider the debt securities with unrealized losses for over 12 months of EUR 293 million as of June 30, 2005 to be impaired since either:
— the market values of the securities are only insignificantly lower than the cost price
— the unrealized losses arose due to changes interest rates, however this has not effected the expected future cash flows, or
— the issuers of debt securities are not considered to be in financial difficulty, despite the fact that their credit rating has been lowered resulting in a reduction in the market value of the concerned securities.
Of the EUR 33 million unrealized losses on equity securities that were in an unrealized loss position for more than six months as of June 30, 2005, EUR 10 million related to the equity security portfolio of our insurance operations in the Netherlands. These unrealized losses are concentrated in the industrial sector (EUR 2 million) and in non-redeemable unquoted preference shares (EUR 8 million).
December 31, 2004
As of December 31, 2004, our consolidated investment portfolio included unrealized gains of EUR 13,860 million and unrealized losses of EUR 918 million on a US GAAP basis.
The following table shows the composition of investments in marketable securities at December 31, 2004. Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans. Amounts reported in the column “Amortized cost” correspond to the amortized cost on a US GAAP basis.

		Gross unrealized	Gross unrealized
	Amortized cost	gains	losses	Estimated fair value
	(EUR millions)
Debt securities:
Dutch Government	6,699	484	1	7,182
Foreign Governments	82,127	5,688	84	87,731
Corporate debt securities	97,414	3,816	259	100,971
Mortgage-backed securities	75,151	1,144	329	75,966
Other	6,568	324	93	6,799

Sub-total	267,959	11,456	766	278,649
Equity securities	8,204	2,404	152	10,456

Total	276,163	13,860	918	289,105

The table below analyzes the gross unrealized loss for the year ended December 31, 2004 broken down by type of security and by the period of time for which the fair value was below cost price.

	Less than	Between	More than
	6 months	6 and 12 months	12 months
	below cost	below cost	below cost	Total
	(EUR millions)
Debt securities:
Dutch Government		1		1
Foreign Governments	29	17	38	84
Corporate debt securities	79	55	125	259
Mortgage-backed securities	124	118	87	329
Other	37	5	51	93

Sub-total	269	196	301	766
Equity securities	67	26	59	152

Total	336	222	360	918

    Impairments
Impairments relating to the investment portfolio are discussed below.
Impairments are measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.
In the first six months of 2005, we recorded impairments on a US GAAP basis of EUR 151 million. Of this amount, EUR 101 million is related to our portfolio of debt securities.
    Impairment of debt securities
Unrealized losses on debt securities consist of two components: interest related unrealized losses and credit related unrealized losses. Interest related unrealized losses, which fully relate to fluctuations in risk free market interest rates, do not generally result in any impairment. Credit related unrealized losses may relate to impairment if it is uncertain whether future interest and principal payments will be collected. Under US GAAP impairments are determined similar to IFRS.
Under IFRS, if, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the profit and loss account. Under US GAAP impairments may not be reversed in future periods.
Developments in the first six months of 2005
The impairment review of the debt securities in our investment portfolio gave rise to an impairment charge of EUR 101 million for the six month period ended June 30, 2005. The impairment charge is related to our portfolio in the United States. The most significant item is EUR 100 million relating to impairment asset-backed securities, collateralized debt obligations, mortgage-backed and mortgage-backed derivative securities was based on the application of EITF 99-20 which requires impairments to be taken when market values are below carrying values and there are adverse changes in expected future cash flows.
    Impairment of equity securities
In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. US GAAP impairments are determined similar to IFRS. Impairment losses recognized in the profit and loss account on equity instruments are not reversed through the profit and loss account under both IFRS and US GAAP.
Developments in the first six months of 2005
In the first six months of 2005, we recorded an impairment of EUR 50 million on equity securities related to other than temporary losses.
    Impact on future earnings
Although all individual securities were reviewed to ensure that all material impairments or other than temporary losses were charged to the profit and loss account in 2005, the identification of impairment and other then temporary losses and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices. Further developments after June 30, 2005 may indicate that certain unrealized losses that existed as of June 30, 2005 will need to be considered other than temporary, resulting in a negative impact on our profit and loss account.
US GAAP GOODWILL
ING Group performs the goodwill impairment test if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. Evaluating whether or not the indication of impairment is significant enough to require an impairment test to be performed involves significant judgment. ING Group performs the annual goodwill impairment test in the fourth quarter for all segments.
With the exception of reporting unit Latin America discussed below, there is no indication that goodwill is impaired as of June 30, 2005.
Goodwill for reporting unit Latin America was almost fully impaired in the 2002 transitional goodwill impairment test and an additional EUR 127 million was written off in the annual goodwill test in 2003 and 2004. Remaining goodwill for Latin America totaled EUR 377 million prior to the 2005 impairment test discussed below, primarily related to the 49% interest in Sul America, accounted for under the equity method under IFRS. Goodwill allocated to equity method investments is not tested for impairment in accordance with SFAS 142 but under APB 18, which requires that an other than temporary decline in value of an equity method investments is recognized in the profit and loss account. Goodwill for the acquisition of Sul America totaled EUR 354 million while the goodwill for ING Chile totaled EUR 23 million.
Since the acquisition of Sul America in 2002, the local economic environment and business conditions in Brazil have deteriorated, leading to higher interest rates and the devaluation of the Real. The decline in fair value was viewed as other than temporary and ING Group recognized an impairment charge of EUR 101 million in 2003 for US GAAP purposes.
The fair value of the reporting unit, estimated using a discounted cash flow model decreased further in 2004 and the decrease was viewed as other than temporary. In 2004, ING Group has recognized an additional impairment charge of EUR 26 million for US GAAP purposes for goodwill allocated to the reporting unit Latin America. In 2005, a valuation was performed on the business to determine the extent of future capital requirements of the Brazilian joint venture. The valuation incorporates continued deterioration of the health business and further worsening of the claims payment experience. Based on this study, the valuation was below the carrying value, supporting an additional impairment of EUR 354 million in 2005 to write-off all remaining goodwill for Sul America. The impairment charge had no impact on net income under IFRS since the goodwill relates to an acquisition prior to January 1, 2004 and was therefore not capitalized under IFRS.

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet as of June 30, 2005 and January 1, 2005	28
Consolidated profit and loss account for the six months ended June 30, 2005 and June 30, 2004	29
Condensed consolidated statement of cash flows for the six months ended June 30, 2005 and June 30, 2004	30
Notes to the consolidated profit and loss account for the six months ended June 30, 2005 and June 30, 2004	31
Differences between IFRS and U.S. accounting principles	36

CONSOLIDATED BALANCE SHEET
Amounts in millions

ASSETS

	US$(1)	EUR	EUR
	June 30,	June 30,	Jan. 1,
	2005	2005	2005
Cash and balances with central banks	14,073	11,414	9,805
Amounts due from banks	70,069	56,828	51,721
Non-trading derivatives	11,638	9,439	9,127
Financial assets at fair value through profit or loss	268,485	217,749	182,819
Investments	385,637	312,763	265,597
Loans and advances to customers	537,303	435,769	390,846
Reinsurance contracts	9,573	7,764	6,818
Property and equipment	7,022	5,695	5,805
Other assets	61,237	49,664	41,945

Total assets	1,365,037	1,107,085	964,483

LIABILITIES

Capital and reserves	43,537	35,310	28,286
Third-party interests	2,053	1,665	2,096

Total equity	45,590	36,975	30,382

Preference shares	365	296	296
Subordinated loans	6,036	4,895	4,157
Insurance and investment contracts	305,322	247,625	218,551
Amounts due to banks	159,389	129,269	95,621
Customer deposits and other funds on deposit	549,504	445,664	395,699
Debt securities in issue/other borrowed funds	131,927	106,997	107,155
Financial liabilities at fair value through profit or loss	105,132	85,265	73,861
Non-trading derivatives	10,347	8,392	8,647
Other liabilities	51,425	41,707	30,114

Total liabilities	1,319,447	1,070,110	934,101

Total equity and liabilities	1,365,037	1,107,085	964,483

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$1.2330 to EUR 1.00, the Noon Buying Rate in New York City on August 31, 2005 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Amounts in millions

	Six months ended June 30,
	US$(1)	EUR	EUR
	2005	2005	2004
Premium income	27,895	22,624	21,894
Income from investments	6,847	5,553	4,759
Interest result from banking operations	5,246	4,255	4,372
Commission income	2,168	1,758	1,939
Other income	1,138	923	934

Total income (1.2)	43,294	35,113	33,898

Underwriting expenditure	28,765	23,329	22,866
Other interest expenses	592	480	473
Operating expenses	8,476	6,874	6,536
Impairments/additions to the provision for loan losses	58	48	289

Total expenditure (1.3)	37,891	30,731	30,164

Profit before tax (1.4)	5,403	4,382	3,734
Taxation	945	766	962
Third-party interests	152	124	143

Net profit (1.5)	4,306	3,492	2,629

(2)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$1.2330 to EUR 1.00, the Noon Buying Rate in New York City on August 31, 2005 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

The notes against the items refer to the notes starting on page 34.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Amounts in millions

	Six months ended June 30,
	US$(1)	EUR	EUR
	2005	2005	2004
Net cash flow from operating activities	22,084	17,911	43,562
Investments and advances:
— associated undertakings	(266)	(216)
— available-for-sale-investment securities	(154,871)	(125,605)
— held-to-maturity-investment securities	(1,269)	(1,029)
— investment properties	(132)	(107)
— property and equipment	(413)	(335)
— assets subject to operating leases	(641)	(520)
— investments for the risk of policyholders	(24,262)	(19,677)
— other investments	(1)	(1)
Disposals and redemptions:
— associated undertakings	1,469	1,191
— available-for-sale investment securities	121,696	98,699
— held-to-maturity investment securities	226	183
— investment properties	223	181
— property and equipment	413	335
— assets subject to operating leases	222	180
— investments for the risk of policyholders	19,124	15,510
— other investments	3	3

Net cash flow from investment activities	(38,479)	(31,208)	(44,109)

Proceeds from insurance of subordinated loans	617	500
Repayments of subordinated loans	(255)	(207)
Proceeds from borrowed funds and debt securities	11,546	9,364
Repayment from borrowed funds and debt securities	(13,198)	(10,703)
Deposits by reinsurers	247	200
Issuance of ordinary shares	137	111
Dividends paid	(1,572)	(1,275)

Net cash flow from financing activities	(2,478)	(2,010)	(966)

Net cash flow	(18,873)	(15,307)	(1,513)
Cash and equivalents at beginning of year	15,113	12,257	7,338
Effect of exchange-rate changes on cash and cash equivalents	430	349	107

Cash and equivalents at end of period	(3,330)	(2,701)	5,932

Cash comprises the following items:
Treasury bills	17,426	14,133	10,613
Loans and advances to banks	(34,831)	(28,249)	(15,568)
Cash and bank balances and call money of the insurance operations	14,075	11,415	10,887

Cash and equivalents at end of period	(3,330)	(2,701)	5,932

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$1.2330 to EUR 1.00, the Noon Buying Rate in New York City on August 31, 2005 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

1.	NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND JUNE 30, 2004
1.1 Changes in accounting principles
General
The accompanying unaudited notes to the financial statements, for the six months ended June 30, 2005 and June 30, 2004, do not include all the information required by IFRS for year-end financial statements.
Amounts included in the financial statements for the six months ended June 30, 2005 are not necessarily indicative of the amounts that may be expected for the year ending December 31, 2005.
Changes in accounting principles
ING Group adopted IFRS as endorsed by the EU (“IFRS”) as of 2005. The 2004 comparatives have been restated to comply with IFRS. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group’s previous accounting policies (ING GAAP). ING Group has implemented IFRS retrospectively, using the following transitional provisions:
—	Goodwill is only recognized on acquisitions after January 1, 2004. Accounting for acquisitions before that date has not been restated; goodwill on those acquisitions was charged directly to capital and reserves.

—	Hedge accounting is applied to all hedge relationships that were accounted for as a hedge under ING GAAP and meet the IAS 39 criteria for hedge accounting as of January 1, 2005.

—	Unrecognized actuarial losses on employee benefit plans were recognized directly in equity at January 1, 2004.

—	The cumulative translation differences reserve in equity was reset to nil at January 1, 2004.

—	IFRS 2 (share based payments) is applied for unvested awards that were issued after November 7, 2002.
ING Group’s accounting principles under IFRS and its decision on the options available are set out in the “Principles of valuation and determination of results” which is available at www.ing.com/group.
Explanation of differences between IFRS and ING GAAP
The explanation of differences in accounting principles between IFRS (applied as of 2005) and the accounting principles applied by ING Group in the 2004 annual accounts (ING GAAP) is presented below in two sections:
— differences between ING GAAP and IFRS excluding IAS 32/39 and IFRS 4, which are implemented in the restated 2004 comparatives as of January 1, 2004;
— differences due to the impact of IAS 32/39 and IFRS 4 which are implemented as of January 1, 2005.
Differences between ING GAAP and IFRS excluding IAS 32/39 and IFRS 4
Goodwill: Under ING GAAP, goodwill was charged to equity. Under IFRS, all goodwill arising after January 1, 2004 is capitalized and subject to an annual impairment review. Goodwill charged to equity prior to January 1, 2004 is not restated.
Real Estate — Investment Property: Under IFRS, investment property is reported at fair value, with changes in fair value reported in the profit and loss account. Under ING GAAP, investment property was reported at fair value, with changes in fair value reported in a revaluation reserve in equity; at disposal, the accumulated revaluation was recognised in the profit and loss account under ING GAAP.
Real Estate — Property in Own Use: Both under IFRS and ING GAAP, property in own use is reported at fair value, with changes in fair value reported in a revaluation reserve in equity. However, under IFRS a depreciation charge is recognized in the profit and loss account. At disposal, the accumulated revaluation was recognized in the profit and loss account under ING GAAP. Under IFRS, no result is recognized on disposal. Furthermore, under IFRS individually negative revaluation reserves on a property-by-property basis are charged to the profit and loss account; under ING GAAP negative revaluation reserves were offset against positive revaluation reserves.
Real Estate — Property under Development for Third Parties: Under IFRS, real estate in the course of construction is reported under the percentage of completion method (pro rata profit recognition). Under ING GAAP profit was recognized on completion. In addition, IFRS is more restrictive on the overhead expenses that may be capitalized.
Employee Benefits: Accounting for pension liabilities under ING GAAP was similar to IFRS; however, at transition to IFRS all unrecognized actuarial gains and losses were charged to capital and reserves. Under IFRS additional provisions for certain employee benefits are required.
Employee Benefits — Share-based Payments: Under IFRS, the fair value of shares and options granted to employees is recognized in the profit and loss account over the vesting period of the award. Under ING GAAP the intrinsic value was recognized in the profit and loss account.
Leases: Under ING GAAP, leases where ING is the lessor were presented as Lending. Under IFRS, these are presented as fixed assets, with depreciation recognized in the profit and loss account on a straight-line basis. Certain bonuses/discounts are amortized over the lease term under IFRS whilst under ING GAAP they were reported in income immediately.
Foreign Currency Translation: Under ING GAAP, translation differences on insurance liabilities and related investments were recorded in equity. Under IFRS, both are recognised in the profit and loss account. Both under IFRS and ING GAAP translation differences on foreign operations are reported in a translation reserve in equity; however, at transition to IFRS the translation differences reserve was reset to nil.
Result on the Sale of Consolidated Subsidiaries: The result on sale under IFRS is different from ING GAAP as the book value at the time of disposal under IFRS differs from ING GAAP. This specifically relates to a negative revaluation on property in own use that under IFRS was charged to the profit and loss account in 2004, whereas it was included in the result on disposal under ING GAAP (also in 2004). There is no net effect on 2004 net income.
Dividend income on Equity Securities: Under ING GAAP, dividend income was accrued over the year whereas under IFRS dividend income is recognized when declared.
Taxation: Deferred taxation was adjusted for the (deferred) tax effect of the above differences between ING GAAP and IFRS.
Differences from Implementing IAS 32/39 and IFRS 4 as of January 1, 2005
Available-for-Sale Debt Securities: Under IFRS, quoted debt securities (non-trading) other than those designated as being held-to-maturity are reported at fair value, with changes in fair value recognized in a revaluation reserve in equity; realized results are recognized directly in the profit and loss account. Under ING GAAP, debt securities were reported at amortized cost; realised results were deferred and amortized over the remaining term.
Insurance Provisions: Under IFRS certain contracts that do not contain significant insurance risk are presented as investment contracts and measured either at amortized cost or at fair value.
For insurance contracts with discretionary participation features, a deferred profit sharing liability is recorded under IFRS for the full amount of unrealized results on allocated investments. In addition, a deferred profit sharing liability is recorded for the policyholders’ share in other differences between ING GAAP and IFRS as at January 1, 2005.
Insurance liabilities are adjusted to compensate for the impact of the transition to IFRS on reserve inadequacy.
Derivatives and Embedded Derivatives: Under IFRS, all derivatives (including embedded derivatives that are not closely related to the host contract) are reported at fair value. Under ING GAAP, non-trading derivatives were valued similar to the item being hedged (mainly at cost).
Hedge Accounting: Under IFRS, for derivatives qualifying as cash flow hedges and net investment hedges, the fair value movements are initially deferred in equity and subsequently released to the income statement in the same period in which the hedged item affects profit and loss. For fair value hedges, the valuation of the hedged item is adjusted to reflect the hedged risk; this fair value adjustment on the hedged item is reported in the profit and loss account and (partly) offsets the fair value impact on the derivative that is also reported in the profit and loss account. Under ING GAAP, non-trading derivatives used for risk management purposes were valued similar to the item being hedged (mainly at cost). As an alternative for hedge accounting under IFRS, financial assets may be designated at fair value through profit or loss, which implies that these are presented at fair value, with all changes in fair value recognized directly in the profit and loss account.
Loans: Under both ING GAAP and IFRS loans are measured at amortised cost. Under IFRS, certain fees/costs are capitalized and amortised whilst under ING GAAP they were expensed immediately (e.g. mortgage broker fees). The amortization of premiums, discounts and fees under IFRS is based on effective yield whereas under ING GAAP these were amortised on a straight-line basis. Under IFRS, realised results are reported in net income. Under ING GAAP these were amortised over the remaining term (e.g. prepayment penalties on mortgages).
Loan Loss Provisions: Under IFRS loan loss provisions for portfolios of individually smaller loans are calculated based on a more prescriptive methodology. Furthermore, under IFRS no unallocated provisions are allowed.
Equity Securities: Under ING GAAP, negative revaluations on equity securities were only charged to the income statement as impairment when triggered by the financial condition of the issuer. Under IFRS, impairment is also triggered by a prolonged decline of the market value below cost.
Classification of Equity Instruments: Under ING GAAP, preference shares and trust preferred securities were — in accordance with the legal form — classified as equity. Under IFRS, the conditions of ING Group’s preference shares and trust preferred securities require classification as liabilities.
Venture Capital Investments: Under ING GAAP, venture capital investments were reported at the lower of cost or fair value. Under IFRS, investments in which ING has no significant influence are reported at fair value with changes in fair value reported in a revaluation reserve in equity. Investments in which ING has significant influence are reported at fair value, with changes in fair value reported in the profit and loss account.
Taxation: Deferred taxation was adjusted for the (deferred) tax effect of the above differences between ING GAAP and IFRS.

1.2 Income (EUR millions)

	Insurance operations		Banking operations		Eliminations (1)		Total
	Six months ended		Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Premium income	22,624	21,894					22,624	21,894
Income from investments	4,726	4,718	840	149	13	108	5,553	4,759
Interest result banking operations			4,297	4,332	42	(40)	4,255	4,372
Commission income	622	587	1,136	1,352			1,758	1,939
Other income	176	364	747	570			923	934

Total income	28,148	27,563	7,020	6,403	55	68	35,113	33,898

Distribution of income by business line (EUR millions)

Insurance Europe	8,245	8,365					8,245	8,365
Insurance Americas	13,320	14,022					13,320	14,022
Insurance Asia/Pacific	6,663	4,915					6,663	4,915
Wholesale Banking			3,244	3,102			3,244	3,102
Retail Banking			2,832	2,472			2,832	2,472
ING Direct			984	797			984	797
Other	(80)	261	(40)	32	55	68	(175)	225

Total income	28,148	27,563	7,020	6,403	55	68	35,113	33,898

1.3 Expenditure (EUR millions)

	Insurance operations		Banking operations		Eliminations (1)		Total
	Six months ended		Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Underwriting expenditure	23,329	22,866					23,329	22,866
Other interest expenses	535	541			55	68	480	473
Operating expenses	2,466	2,272	4,408	4,264			6,874	6,536
Impairments/additions to the provision for loan losses	2	24	46	265			48	289

Total expenditure	26,332	25,703	4,454	4,529	55	68	30,731	30,164

(1)	Eliminations refer to intercompany eliminations.

1.4 Distribution of profit before tax by business line (EUR millions)

	Insurance operations		Banking operations		Eliminations		Total
	Six months ended		Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Insurance Europe	1,005	861					1,005	861
Insurance Americas	939	565					939	565
Insurance Asia/Pacific	225	537					225	537
Wholesale Banking			1,552	1,094			1,552	1,094
Retail Banking			870	648			870	648
ING Direct			254	203			254	203
Other	(353)	(103)	(110)	(71)			(463)	(174)

Profit before tax	1,816	1,860	2,566	1,874			4,382	3,734

1.5 Net profit (EUR millions)

	Insurance operations		Banking operations		Eliminations		Total
	Six months ended		Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Profit before tax	1,816	1,860	2,566	1,874			4,382	3,734
Taxation	277	429	489	533			766	962
Third party interests	109	52	15	91			124	143

Net profit	1,430	1,379	2,062	1,250			3,492	2,629

2. DIFFERENCES BETWEEN IFRS AND U.S. ACCOUNTING PRINCIPLES.
2.1 Notes to differences between IFRS and US GAAP
As discussed in Note 3 (“Changes in accounting principles”), ING Group adopted IFRS as of 2005. The 2004 comparatives have been restated to comply with IFRS. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group’s previous accounting policies. As a result, in the table above the 2005 columns reconcile IFRS (including IAS 32, IAS 39 and IFRS 4) to US GAAP. The 2004 columns reconcile IFRS excluding IAS 32, IAS 39 and IFRS 4 to US GAAP. The application of IAS 32, IAS 39 and IFRS 4 as of January 1, 2005 results in certain cases in different reconciling items between IFRS and US GAAP. Where applicable, the notes to differences between IFRS and US GAAP discussed below refer separately to IFRS 2005 and 2004.
An explanation of differences between IFRS (applied in 2005) and IFRS excluding IAS 32, IAS 39 and IFRS 4 (applied in 2004) is provided in section “Changes in accounting principles” under “Differences from implementing IAS 32/39 and IFRS 4 as of January 1, 2005”.
GOODWILL (2005 AND 2004)
Under IFRS, goodwill is capitalized on acquisitions after January 1, 2004; goodwill on acquisitions prior to January 1, 2004 was charged directly to equity. Under US GAAP, goodwill is recognized on all acquisitions. The amount of transition difference changes due to foreign currency translation effect.
The timing of the recognition of goodwill may be different under IFRS and US GAAP since IFRS requires that contingent consideration be recorded at the date of acquisition, with subsequent adjustments to contingent consideration reflected in goodwill. Under US GAAP, contingent consideration is only recorded when the contingency is resolved and the consideration is issued or becomes issuable.
This item includes intangible assets and related amortization related to acquisitions before January 1, 2004, which under IFRS were charged directly to equity as part of goodwill.
REAL ESTATE (2005 AND 2004)
Investment property
Under IFRS, investment property is measured at fair value, with changes in fair value recognized in the profit and loss account. No depreciation is recorded. Under US GAAP, investment property is measured at cost less depreciation and impairment. Depreciation is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account.
Property in own use
Under IFRS, property in own use is measured at fair value with changes in fair value recognized in equity. Negative revaluation reserves on a property-by-property basis are charged to the profit and loss account. Subsequent recoveries are recognized as income up to the original cost. Depreciation over the fair value is charged to the profit and loss account. Realized results on disposal are reported directly in equity. Under US GAAP, property in own use is measured at cost less depreciation and impairment. Depreciation over the cost basis is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account. Impairments are an adjustment to the cost basis and are not reversed on subsequent recovery.
Sale and leaseback
Under IFRS the gains and losses arising from a sale and operating leaseback transaction is recognized immediately, provided the transaction has been concluded at fair value. Under US GAAP, gains on a sale and operating leaseback transaction are generally amortized over the future period of the lease.
DEBT SECURITIES (2005)
Held to maturity investments
Under IFRS, assets designated as held-to-maturity at the date of implementing IFRS (January 1, 2005) were recorded at the amortized cost value as at that date. Under US GAAP, these assets were transferred to held-to-maturity from available-for-sale at the January 1, 2005 fair value. The difference between fair value and amortized cost at January 1, 2005 is amortized over the remaining life. For assets designated as held-to-maturity after January 1, 2005 there is no difference between IFRS and US GAAP.
Effective interest on prepayment sensitive assets
Under IFRS, in applying the effective yield method to determine amortized cost of prepayment sensitive assets, the original effective yield is maintained and any recognized adjustment, based on changes in future cash flow estimates, is made to the carrying amount of the asset (cumulative catch-up method). Under US GAAP, for beneficial interests in recognized assets that are not of high credit quality a prospective method is used which requires changing the yield to the new yield based on actual cash flows to date and the latest expected cash flow profile of the assets. For other prepayment sensitive assets a new yield and retrospective adjustment is required.
Foreign currency translation
Under IFRS, foreign currency translation results on translating the amortized cost of available-for-sale debt securities is included in the profit and loss account. The difference between fair value and amortized cost as translated into the functional currency is included in the revaluation reserve in equity. Under US GAAP all foreign currency translation results on available-for-sale debt securities are recognized in shareholders’ equity as part of the fair value adjustment (revaluation reserve).
Reversals of impairments
Under IFRS, prior impairments on debt securities may be reversed if there is an increase in fair value that can be objectively related to a new event. Under US GAAP, impairments on debt securities are not reversed.
DEBT SECURITIES (2004)
Valuation of fixed-interest securities
Under IFRS excluding IAS 39 (2004), investments in fixed-interest securities are carried at redemption value. Differences between redemption value and cost are amortized to the profit and loss account over the remaining term of the investments concerned. Under US GAAP, securities which are available for sale are stated at fair value. Unrealized movements in the fair value are recognized in Shareholders’ equity. Realized results on disposal are recognized immediately in the profit and loss account.
Realized gains/losses on disposal of investments in fixed-interest securities
Under IFRS excluding IAS 39 (2004), the result on disposal of investments in fixed-interest securities, i.e. the difference between the proceeds from sale and the book value, is treated as a yield difference. These yield differences are taken to the profit and loss account over the remaining term of the investment portfolio. Under US GAAP, the result on disposal is immediately recognized in the profit and loss account.
VALUATION OF EQUITY SECURITIES (2004)
Under IFRS excluding IAS 39 (2004) and US GAAP, unrealized losses on equity securities are recorded in the revaluation reserve, unless the securities are considered to be impaired. Impairments are charged to the profit and loss account. The determination of impairments involves various assumptions and factors, including the period of time and the extent to which the unrealized loss has existed and general market conditions, but is primarily based on the financial condition of the issuer in the long-term; ING has the intention and ability to maintain a long-term investment strategy. Under US GAAP, unrealized losses that are considered “other than temporary” are charged to the profit and loss account. The determination of “other than temporary” is primarily based on the duration and extent to which the market value has been below cost price.
DERIVATIVES AND HEDGE ACCOUNTING (2005)
Under IFRS, hedge accounting is applied where possible. Accordingly, under IFRS gains and losses on derivatives are deferred in equity when hedging relationships are designated as cash flow hedges. Adjustments are made to hedged items when hedging relationships are designated as fair value hedges. Under US GAAP, the company has opted to not apply hedge accounting subject to items specifically designated as hedge under US GAAP (including certain hedges of net investments in foreign operations). Accordingly, under US GAAP all derivatives other than those designated as hedges of net investments in foreign operation are marked-to-market through the income statement and no adjustments to hedged items are recognized.
DERIVATIVES AND HEDGE ACCOUNTING (2004)
Under IFRS excluding IAS 39 (2004), derivative financial instruments, primarily interest rate swap contracts, used to manage interest rate risk are accounted for as off-balance sheet transactions. The related interest income and expense is accounted for on a basis in conformity with the hedged position, primarily on an accrual basis. Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the position being hedged. Under US GAAP, derivatives are carried at fair value with changes in fair value recorded in income unless specified criteria are met to obtain hedge accounting treatment. Under US GAAP, the company has opted to not applying hedge accounting subject to items specifically designated as hedge under US GAAP (including certain hedges of net investments in foreign operations). Accordingly, under US GAAP all derivatives other than those designated as hedges of net investments in foreign operation are marked-to-market through the income statement and no adjustments to hedged items are recognized.
FAIR VALUE OPTION (2005)
Under IFRS, certain financial instruments are designated as “at fair value through profit and loss”. For US GAAP, these financial instruments are reported as either available-for-sale instruments with movements in fair value recognized in Shareholders’ equity or as loans and receivables which are carried at amortized cost.
DEFERRED ACQUISITION COSTS (2005 AND 2004)
Under IFRS, acquisition costs of certain life insurance business involving the receipt of regular premiums are recognized and amortized to the profit and loss account in proportion to future premiums. Under US GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums. For universal-life type contracts, investment contracts and for participating individual life insurance contracts, deferred acquisition costs are amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts. Changes in estimated gross profits result in a retroactive adjustment recorded in the period the estimate of future gross profits change. Both under IFRS and US GAAP deferred acquisition costs related to universal-life type contracts, investment contracts and participating individual life insurance contracts are adjusted (through equity) to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. However, the amounts may be different due to differences in underlying accounting principles.
PROVISION FOR INSURANCE LIABILITIES (2005 AND 2004)
Provision for life policyholders
Both under IFRS and US GAAP, the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. The difference between IFRS and US GAAP primarily concerns the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments. Furthermore, certain reserve strengthening provisions recorded under IFRS are not permitted under US GAAP.
Deferred profit sharing (2005)
Under IFRS, a deferred policyholder profit sharing liability is established for the realized and unrealized investment results allocated to insurance contracts with discretionary participation or with a legal/constructive obligation to share investment results with policyholders. Under US GAAP, such deferred liability is only recognized for legal obligations.
Investment contracts (2005)
Under IFRS, certain contracts that do not contain significant insurance risk are measured and presented as financial instruments and not as insurance contracts. Under US GAAP, these contracts are measured and presented as insurance contracts.

EMPLOYEE BENEFITS (2005 AND 2004)
Unrecognized actuarial gains and losses
Under IFRS, all previously unrecognized actuarial gains and losses were charged to equity at January 1, 2004. Under US GAAP, no reset of actuarial gains and losses was applied at January 1, 2004.
Accumulated benefit obligation in excess of the fair value of the plan assets
Under US GAAP, an additional liability is recognized immediately in a situation where the accumulated benefit obligation exceeds the fair value of the plan assets and that exceeds the amount of the recorded unfunded accrued pension cost. The accumulated benefit obligation differs from the projected benefit obligation in that it does not take into account future salary increases. Under IFRS, such additional liability is not recognized.
EQUITY INSTRUMENTS (2005)
Under IFRS, instruments with the legal form of equity but with fixed or determinable repayments or dividends are classified as ‘liabilities’. Under US GAAP, these instruments are classified as ‘equity’.
PROVISION FOR RESTRUCTURING (2005 AND 2004)
Under IFRS, certain restructuring costs relating to employee terminations are recognized when a restructuring plan has been announced. Under US GAAP, liabilities related to termination benefits are recognized when incurred. Employee termination costs are generally considered to be incurred when certain criteria have been met and the plan has been communicated to employees (communication date). Liabilities are recognized on the communication date unless further service (beyond a minimum retention period) is required from the employee in which case costs are recognized as benefits are earned.
ASSOCIATES AND OTHER EQUITY INVESTMENTS (2005)
Differences arise between US GAAP and IFRS for associates for which equity accounting is applied due to underlying differences between IFRS and US GAAP in the associates’ equity and profit and loss. These mainly relate to underlying differences in the accounting treatment for real estate.
ASSOCIATES AND OTHER EQUITY INVESTMENTS (2004)
Differences arise between US GAAP and IFRS for associates for which equity accounting is applied due to underlying differences between IFRS and US GAAP in the associates’ equity and profit and loss. These mainly relate to underlying differences in the accounting treatment for real estate.
Under IFRS excluding IAS 39 (2004), equity participations are carried at either the lower of cost or market value or at net asset value. Dividends received and realized gains and losses on the sale of these shareholdings are charged to the profit and loss account. Under US GAAP, these shareholdings are accounted for at either fair value with changes in fair value recorded in shareholders’ equity, or, in cases where significant influence can be exercised by the shareholders, by the equity method.
The criteria for the recognition of gains and losses on the sale of certain equity investments are more stringent under US GAAP. As a result, profit on sale is not always recognized in the same accounting period.
LOAN LOSS PROVISIONING (2005)
Under IFRS loan loss provisions are determined under a revised methodology based on a narrow interpretation of an incurred loss model. The application of the IFRS methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgmental aspects of credit risk assessment which were not considered on an individual basis. Accordingly, the alignment of US GAAP reporting with the change in estimation process on adoption of IFRS in 2005 has resulted in a release of EUR 609 million (before tax) of the provision through the 2005 US GAAP profit.
OTHER (2005 AND 2004)
Other includes the effect of certain other differences between IFRS and US GAAP, which both individually and in aggregate have no significant effect on shareholders’ equity and net profit for the period.

2.2 Impact of new accounting standards
Stock-based compensation
In December 2004, the Financial Accounting Standards Board revised FAS No.123, “Share-Based Payments” (“FAS 123R”). FAS 123R requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments, such as stock options granted to employees. FAS 123R will be effective for the first reporting period beginning after June 15, 2005. However, ING Group has elected to early adopt FAS 123R to contribute to the alignment of US GAAP and IFRS. ING Group has adopted FAS 123R prospectively as of January 1, 2005 without electing to restate results of prior periods. Under the modified prospective method, ING Group is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The accounting for share based payments under IFRS and US GAAP will be substantially aligned with the transition difference running off at the point all awards issued during 2004 have vested. Adoption of FAS 123R did not have a material impact on ING Group’s reconciliation of IFRS shareholders equity and net profit to US GAAP for the six month period ended June 30, 2005 since the adoption of FAS 123R has contributed to the alignment of IFRS and US GAAP.
On March 29, 2005, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin (“SAB”) No. 107, which provides guidance on the interaction between FAS 123R and certain SEC rules and regulations. SAB No. 107 provides guidance that may enhance the information that investors receive and requires, amongst other, certain disclosures in MD&A subsequent to the adoption of FAS 123R or when share-based payment transactions are material.
Accounting changes and error corrections
In May 2005, the Financial Accounting Standards Board (FASB) issued statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections” (FAS 154). This statement is a result of a broader effort by the FASB to converge standards with the International Accounting Standards Board. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 must be adopted by January 1, 2006. ING Group does not expect that adoption of FAS 154 will have a material impact on ING Group’s reconciliation of IFRS shareholders equity and net profit to US GAAP since the adoption of FAS 154 will contribute to the alignment of International Financial Reporting Standards and US GAAP.
EITF 04-05
In June 2005, the Issues Task Force (“EITF”) reached a final consensus on EITF 04-05, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights”. EITF 04-05 provides guidance on determining when a general partner should or should not consolidate a limited partnership in light of certain rights held by the limited partners. EITF 04-05 is effective after June 29, 2005 for all new limited partnership agreements and for pre-existing limited partnership agreements that are modified and must be adopted by January 1, 2006 for all other limited partnership agreements. EITF 04-01 is not expected to have a material impact on ING Group’s reconciliation of IFRS shareholders equity and net profit to US GAAP, or ING Group’s condensed consolidated balance sheet and profit and loss account on a US GAAP basis.
EITF 03-1
In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which establishes an impairment model for determining when certain debt and equity securities are considered impaired and whether that impairment is other-than-temporary. In September 2004, the Financial Accounting Standards Board issued FASB Staff Position (“FSP”) EITF 03-1-1 delaying the effective date of the accounting guidance of EITF 03-01 relating to the recognition of investment impairment pending the development of additional guidance.
On June 29, 2005, the Financial Accounting Standards Board decided not to provide additional guidance but issue FSP 115-1 that will nullify the accounting guidance on determination of whether an investment is other-than-temporarily impaired as set forth in paragraphs 10-18 of EITF 03-1.
ING Group has complied with the disclosure requirements of EITF 03-1 which were effective December 31, 2003 and remain in effect.

2.3 Reconciliation of capital and reserves and net profit on the basis of US GAAP:
Amounts in millions of euros

	Capital and reserves		Net profit
			Six months ended		Six months ended
	June 30,	December 31,	June 30,		June 30,
	2005	2004	2005		2004
Capital and reserves determined in accordance with Dutch GAAP at December 31, 2004		25,866
Impact of IFRS (excluding IAS 32, IAS 39 and IFRS 4)		(1,801)

Amounts in accordance with IFRS	35,310	24,065	3,492		2,629	(1)

Adjustments in respect of:
Goodwill	3,938	4,046	(343)		(11)
Real estate	(1,891)	(2,521)	(47)		149
Debt securities	422	11,656	(49)		2
Valuation of equity securities					146
Derivatives and hedge accounting	1,174	(101)	907		(334)
Fair value option	(2)		(74)
Deferred acquisition costs	19	(418)	(24)		(21)
Provision for insurance liabilities	590	(431)	(35)		78
Deferred profit sharing	3,058		(13)
Employee benefits	1,793	2,041	(53)		(37)
Equity instruments	296		7
Provision for restructuring	29	60	(31)
Associates and other equity investments	(792)	(138)	(126)		32
Loan loss provisioning			609
Other		44	(26)		(13)

Subtotal	8,634	14,238	702		(9)
Tax effect of the adjustments	1,554	3,541	362		(39)
Third-party interests in adjustments (after tax)	133	332	21		26

Total adjustments after tax	7,213	11,029	361		56

Amounts in accordance with US GAAP (excluding effects of changes in accounting principles)	42,523	35,094	3,853		2,685
Cumulative effect of changes in accounting principles			(47	)(2)	(45	)(3)

Amounts in accordance with US GAAP	42,523	35,094	3,806		2,640

(1)	As explained under “Recent developments” net profit for the period ended June 30, 2004 has been reduced by EUR 164 million to reflect the impact of the study of the mortality experience of ING’s individual reinsurance business in the United States confirmed after the finalization of the Dutch GAAP interim financial statements for the six months ended June 30, 2004. For the purpose of this Form 6-K, ING has recognized this charge in the second quarter of 2004.

(2)	The cumulative effect of changes in accounting principles in the six months period ended June 30, 2005 is EUR (47) million (after tax). The cumulative adjustment is the effect from the change in the method of accounting for real estate in the course of construction from the completed contract method to the percentage of completion method to align with ING’s accounting policy under IFRS.

(3)	The cumulative effect of changes in accounting principles in the six months period ended June 30, 2004 is EUR (45) million (after tax) relating to the adoption of SOP 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts”.
As discussed in Note 3 (“Changes in accounting principles”), ING Group adopted IFRS as of 2005. The 2004 comparatives have been restated to comply with IFRS. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group’s previous accounting policies. As a result, in the table above the 2005 columns reconcile IFRS (including IAS 32, IAS 39 and IFRS 4) to US GAAP. The 2004 columns reconcile IFRS excluding IAS 32, IAS 39 and IFRS 4 to US GAAP. The application of IAS 32, IAS 39 and IFRS 4 as of January 1, 2005 results in certain cases in different reconciling items between IFRS and US GAAP. Where applicable, the notes to differences between IFRS and US GAAP discussed in note 2.1 Notes to differences between IFRS and US GAAP, refer separately to IFRS 2005 and 2004.
An explanation of differences between IFRS (applied in 2005) and IFRS excluding IAS 32, IAS 39 and IFRS 4 (applied in 2004) is provided in section “Changes in accounting principles” under “Differences from implementing IAS 32/39 and IFRS 4 as of January 1, 2005”
2.4	Impact on capital and reserves of changes in accounting principles (amounts in EUR millions)

Capital and reserves determined in accordance with Dutch GAAP at December 31, 2004	25,866
Impact of IFRS (excluding IAS 32, IAS 39 and IFRS 4)	(1,801)

Capital and reserves determined in accordance with IFRS (excluding IAS 32, IAS 39 and IFRS 4) at December 31, 2004	24,065
Impact of IFRS (IAS 32, IAS 39 and IFRS 4)	4,221

Capital and reserves determined in accordance with IFRS (including IAS 32, IAS 39 and IFRS 4) at January 1, 2005	28,286

2.5	Net profit per share (amounts in EUR millions, except for amounts per share)

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
Net profit determined in accordance with IFRS	3,492	2,629
Reconciling adjustments to net profit US GAAP	361	56

Net profit determined in accordance with US GAAP (excluding effects of changes in accounting principles)	3,853	2,685
Net profit determined in accordance with US GAAP (including effects of changes in accounting principles) (1)	3,806	2,640

Net profit per ordinary share and ordinary share equivalent:
IFRS	1.61	1.26
US GAAP (excluding effects of changes in accounting principles)	1.77	1.28
US GAAP (including effects of changes in accounting principles)(1)	1.75	1.26

(1)	The effect of changes in accounting principles is EUR (47) million for six months ended June 30, 2005 and EUR (45) million for six months ended June 30, 2004, as explained in Note 2.3

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V. (Registrant)
By:	/s/ C. Maas
C. Maas
Chief Financial Officer

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

Dated: September 22, 2005